Exhibit 99.1

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

August 29, 2017

Company Name:	Sumitomo Rubber Industries, Ltd.

Name and Title of Representative:	Ikuji Ikeda, President and CEO (Code Number: 5110, First Section of Tokyo Stock Exchange)

Contact:	Takashi Kono, Executive Officer & Head of Financial Department

Telephone No.:	+81-078–265–3000 (Rep.)

Company Name:	Dunlop Sports Co. Ltd.

Name and Title of Representative:	Kazuo Kinameri, President and Representative Director (Code Number: 7825, First Section of Tokyo Stock Exchange)

Contact:	Seiichi Izawa, General Manager of Corporate Management Department

Telephone No.:	+81-078-265-3200 (Rep.)

Announcement concerning Integration of Sumitomo Rubber Group’s Sports Business through Entry into Merger Agreements between Sumitomo Rubber Industries, Ltd. and Dunlop Sports Co. Ltd., and between Sumitomo Rubber Industries, Ltd. and Dunlop International Company Limited

Sumitomo Rubber Industries, Ltd. (“Sumitomo Rubber Industries”) and Dunlop Sports Co. Ltd. (“Dunlop Sports”) (hereinafter collectively referred to as the “Companies”) hereby announce as specified below, that today, the Companies resolved, at the respective meetings of their boards of directors, to implement an absorption-type merger under which Sumitomo Rubber Industries is designated as the company surviving the absorption-type merger and Dunlop Sports is designated as the company absorbed in the absorption-type merger (“Merger (1)”) and executed an absorption-type merger agreement between the Companies (“Merger Agreement (1)”), and also that today, Sumitomo Rubber Industries and Dunlop International Company Limited, a joint venture between Sumitomo Rubber Industries and Dunlop Sports, (“DICL”), subject to the condition precedent that the Share Transfer as mentioned below is conducted and Merger (1) takes effect, resolved at the respective meetings of their boards of directors to implement an absorption-type merger under which Sumitomo Rubber Industries is designated as the company surviving the absorption-type merger and DICL is designated as the company absorbed in the absorption-type merger (“Merger (2)”) (Merger (1) and Merger (2) shall be hereinafter collectively referred to as the “Integration”) and executed an absorption-type merger agreement between Sumitomo Rubber Industries and DICL (the “Merger Agreement (2)”). Prior to the Integration, the Companies had resolved, at the respective meetings of their boards of directors, to transfer, as of December 28, 2017, all of DICL’s shares held by Dunlop Sports to Sumitomo Rubber Industries (the “Share Transfer”) and had executed a share transfer agreement between the Companies (“Share Transfer Agreement”).

Merger (1) is scheduled to be implemented, effective as of January 1, 2018 (the “Effective Date”); (i) as for Sumitomo Rubber Industries, Merger (1) is a simplified merger (kan-i gappei) as set forth in Article 796, Paragraph 2 of the Companies Act (Law No. 86 of 2005, as amended; hereinafter the same shall apply), without the need to obtain approval thereof by way of a resolution at a general meeting of shareholders; and, (ii) as for Dunlop Sports, Merger (1) is subject to approval thereof by way of a resolution at the extraordinary meeting of shareholders scheduled to be held on November 7, 2017. Prior to the Effective Date, the common stock of Dunlop Sports is scheduled to be delisted from the First Section of the Tokyo Stock Exchange, Inc. (“TSE”) as of December 27, 2017 (the last trading date is scheduled to be December 26, 2017).

Merger (2) is scheduled to be implemented subject to the condition precedent that the Share Transfer is conducted and Merger (1) takes effect. Merger (2) is a merger with a company that is scheduled to become a wholly-owned company of Sumitomo Rubber Industries as of immediately before Merger (2) takes effect, and Merger (2) will therefore be implemented without the delivery of monies, etc. and without consideration. In addition, Merger (2) is scheduled to be implemented, effective as of the same date as the Effective Date; (i) as for Sumitomo Rubber Industries, Merger (2) is a simplified merger (kan-i gappei) as set forth in Article 796, Paragraph 2 of the Companies Act, without the need to obtain approval thereof by way of a resolution at a general meeting of shareholders; and (ii) as for DICL, Merger (2) is scheduled to be a short form merger (ryakushiki gappei) as set forth in Article 784, Paragraph 1 of the Companies Act, and therefore without the need to obtain approval thereof by way of a resolution at a general meeting of shareholders. Merger (2) is a merger with DICL (i) that is a consolidated subsidiary of Sumitomo Rubber Industries as of today, and (ii) that is scheduled to become a wholly-owned subsidiary of Sumitomo Rubber Industries as of immediately before Merger (2) takes effect, and the matters and details of disclosure are therefore partially omitted.

I.	Purpose of the Integration

1.	Background and purpose of the Integration

Sumitomo Rubber Industries operates its business in three (3) fields, i.e., (i) tires, (ii) sports and (iii) industrial and other products, and steadily strives for business growth toward achievement of the goals in its long-term vision, i.e., “VISION 2020”, whose target year is set as 2020. In the tire business, Sumitomo Rubber Industries manufactures and sells tires whose main brands are “DUNLOP” and “FALKEN,” and it has gained a high reputation in the fuel-efficient tire industry in Japan. Furthermore, Sumitomo Rubber Industries actively proceeds with overseas business expansion in emerging markets, where a long-term increase in demand can be expected, as well as in North America and Europe. In the sports business, Dunlop Sports plays a main role in developing golf and tennis products with supreme functionality, as well as expanding into the wellness business, such as regarding fitness. In addition, in the industrial and other products business, Sumitomo Rubber Industries provides a wide variety of products ranging from daily products such as rubber gloves and nursing care products to industrial materials, which are expected to see growth, such as vibration control rubber dampers and rubber parts for medical applications.

Dunlop Sports is a company that was established due to Sumitomo Rubber Industries’ Sports Business Department becoming independent in July 2003. Dunlop Sports was listed on the First Section of the TSE in October 2006 and plays a central role in the sports business of Sumitomo Rubber Group. Further, Dunlop Sports engages in the manufacturing and sale of golf and tennis products as well as in the wellness business. In terms of the core products of Dunlop Sports, namely, golf products, Dunlop Sports has expanded them globally under three (3) brands, i.e., “XXIO”; “SRIXON”; and “Cleveland Golf,” which is a brand of Roger Cleveland Golf Company, Inc. that was acquired by Dunlop Sports in December 2007. In terms of tennis products, Dunlop Sports has manufactured and sold products under the “DUNLOP” and “SRIXON” brands. In addition, Dunlop Sports acquired its fitness business in October 2014 and has proceeded with a business expansion to achieve the creation of its wellness business, which is combined with the fitness business and the golf and tennis school business to form a third core business.

In addition, on February 1, 2017, the Companies jointly established DICL, and, as of April 3, 2017, DICL was assigned the overseas “DUNLOP” trademark rights as well as the “DUNLOP” brand sporting goods business and licensing business from Sports Direct International plc (“SDI”). As a result of such business assignment from SDI to DICL, Sumitomo Rubber Group has become the owner of the “DUNLOP” trademark rights across a wide range of global areas, except in Europe, America, India, Australia and a few other countries in the tire business, and, it has become possible for Sumitomo Rubber Group to expand the “DUNLOP” brand’s products globally in the sports business and the industrial products business.

Under the above circumstances, in the future, as Sumitomo Rubber Group, it has become an important management issue to plan and promote strategies striving for the global enhancement of the value of the “DUNLOP” band to thereby lead to the improving the profitability of the Group as a whole, including existing businesses, and since the business assignment from SDI through DICL, the Companies have continued to consider the best ways in which to use the “DUNLOP” brand in Sumitomo Rubber Industries, Dunlop Sports and DICL.

As a result, a conclusion has been reached that integrating the sports business of Dunlop Sports and DICL, building a business strategy for the sports business that utilizes the “DUNLOP” brand, and accelerating global expansion, while at the same time integrating the sports business with Sumitomo Rubber Industries and thereby utilizing the financial power and the Materials and Research Department’s management resources owned by Sumitomo Rubber Industries, as well as human resources who are well-versed in the sports business, and management resources owned by Dunlop Sports, to enhance the value of the “DUNLOP” brand and the expansion of the sports business, will contribute to maximizing the corporate value of each business, including the sports business and the tire business, and it has therefore been decided, at this time, to implement the Integration among the three companies involved, i.e., Sumitomo Rubber Industries, Dunlop Sports and DICL.

The sports business after the Integration will increase its presence in the sports industry by way of continuing Dunlop Sports’ corporate philosophy of “enriching the sporting lives of customers,” by adding the “DUNLOP” brand, which has become available for global expansion, to brands such as “XXIO,” “SRIXON” and “Cleveland Golf” that have already been cultivated, and expanding the business fields available, such as through expanded areas and items handled, as well as by way of accelerating the expansion of the sports business through brand investment by taking advantage of the management resources of Sumitomo Rubber Group. In addition, the enhancement in the value of the “DUNLOP” brand through the sports business will also contribute to achieving Sumitomo Rubber Industries’ long-term vision, i.e., “VISION2020”.

II.	Schedule for the Integration

Date of resolution at meeting of the board of directors (Sumitomo Rubber Industries, Dunlop Sports and DICL)	August 29, 2017 (Tuesday)

Date of execution of Merger Agreement (1) and Share Transfer Agreement (Sumitomo Rubber Industries and Dunlop Sports) Date of execution of Merger Agreement (2) (Sumitomo Rubber Industries and DICL)	August 29, 2017 (Tuesday)

Date of publication of record date of extraordinary general meeting of shareholders (Dunlop Sports)	August 30, 2017 (Wednesday) (scheduled)

Record date of extraordinary general meeting of shareholders (Dunlop Sports)	September 15, 2017 (Friday) (scheduled)

Date of holding extraordinary general meeting of shareholders (Dunlop Sports)	November 7, 2017 (Tuesday) (scheduled)

Last trading date (Dunlop Sports)	December 26, 2017 (Tuesday) (scheduled)

Date of delisting (Dunlop Sports)	December 27, 2017 (Wednesday) (scheduled)

Date of implementation of the Share Transfer (Sumitomo Rubber Industries and DICL)	December 28, 2017 (Thursday) (scheduled)

Effective date of Merger Agreement (1) (Sumitomo Rubber Industries and Dunlop Sports)	January 1, 2018 (Monday) (scheduled)

Effective date of Merger Agreement (2) (Sumitomo Rubber Industries and DICL)

(Note 1)	As for Sumitomo Rubber Industries, Merger (1) is a simplified merger (kan-i gappei) as set forth in Article 796, Paragraph 2 of the Companies Act, and Sumitomo Rubber Industries will not hold a general meeting of shareholders to obtain approval for the merger agreement.

(Note 2)	As for Sumitomo Rubber Industries, Merger (2) is a simplified merger (kan-i gappei) as set forth in Article 796, Paragraph 2 of the Companies Act, and, as for DICL, Merger (2) is scheduled to be a short form merger (ryakushiki gappei) as set forth in Article 784, Paragraph 1 of the Companies Act, and therefore, neither Sumitomo Rubber Industries nor DICL will hold a general meeting of shareholders to obtain approval for the merger agreement.

(Note 3)	While the effective dates of Merger (1) and Merger (2) are the same, Merger (2) will become effective subject to the condition precedent that the Share Transfer is conducted and Merger (1) takes effect.

(Note 4)	Out of the above schedules, the schedule for Merger (1) may be subject to change if any need arises in the course of the procedures for Merger (1) or other cause, upon consultation and agreement between Sumitomo Rubber Industries and Dunlop Sports. In addition, out of the above schedules, the schedule for Merger (2) may be subject to change if any need arises in the course of the procedures for Merger (2) or other cause, upon consultation and agreement between Sumitomo Rubber Industries and DICL.

III.	Merger (1)

1.	Summary of Merger (1)

(1)	Method of Merger (1)

Merger (1) is an absorption-type merger under which Sumitomo Rubber Industries is designated as the company surviving the absorption-type merger and Dunlop Sports is designated as the company absorbed in the absorption-type merger. Merger (1) is scheduled to be implemented by the Companies, effective as of January 1, 2018: (i) as for Sumitomo Rubber Industries, Merger (1) will be implemented by using a simplified merger (kan-i gappei) procedure pursuant to Article 796, Paragraph 2 of the Companies Act, without the need to obtain approval thereof at a general meeting of shareholders; and (ii) as for Dunlop Sports, Merger (1) will be implemented after obtaining approval of Merger Agreement (1) at the extraordinary general meeting of shareholders scheduled to be held on November 7, 2017.

(2)	Details of Allotment in Merger (1)

Company Name	Sumitomo Rubber Industries (Company surviving the absorption-type merger)	Dunlop Sports (Company absorbed in the absorption-type merger)
Merger Ratio	1	0.784

Number of shares delivered through Merger (1)	Sumitomo Rubber Industries common stock: 9,008,330 shares (scheduled)

(Note 1)    Share allotment ratio

0.784 shares of common stock of Sumitomo Rubber Industries will be allotted and delivered for each share of common stock of Dunlop Sports; provided, however, that no shares will be allotted in Merger (1) for the shares of common stock of Dunlop Sports held by Sumitomo Rubber Industries, (17,509,600 shares as of June 30, 2017), or for the treasury shares held by Dunlop Sports, (183 shares as of June 30, 2017).

(Note 2)    Number of shares to be delivered in Merger (1)

In Merger (1), Sumitomo Rubber Industries is scheduled to allot and deliver to the shareholders of Dunlop Sports (excluding, however, Sumitomo Rubber Industries, Dunlop Sports and the shareholders who have exercised the rights of dissenting shareholders to demand the purchase of shares as set forth in Article 785, Paragraph 1 of the Companies Act with respect to Merger (1)) as of the time immediately before the time at which Merger (1) takes effect (the “Base Time”), 9,008,330 shares of common stock of Sumitomo Rubber Industries (scheduled), and as for the common stock of Sumitomo Rubber Industries to be delivered, Sumitomo Rubber Industries is scheduled to allot the treasury shares held by Sumitomo Rubber Industries (728,072 shares as of June 30, 2017) and the treasury shares which Sumitomo Rubber Industries will acquire by the effective date of Merger (1), and will issue new shares of common stock for the remainder thereof. With respect to the treasury shares scheduled to be acquired in the future, please refer to the press release, “Announcement concerning Decision on Matters relating to Acquisition of Treasury Shares,” separately made public today.

In addition, the number of shares of common stock to be delivered by Sumitomo Rubber Industries may be subject to change hereafter, based on the number of treasury shares which will be held by Dunlop Sports by the Base Time (including the treasury shares to be acquired by means of purchase of shares in connection with the share purchase demands which are made by dissenting shareholders as set forth in Article 785, Paragraph 1 of the Companies Act and which are exercised with respect to Merger (1)), etc.

(Note 3)    Treatment of shares constituting less than one unit (tangen miman kabushiki)

Upon Merger (1), each shareholder of Dunlop Sports who holds shares constituting less than one unit (less than 100 shares) of Sumitomo Rubber Industries’ shares will be entitled to receive dividends on the date on or after the Effective Date, being the record date, in accordance with the number of such shares constituting less than one unit; provided, however, that such shareholder may not sell such shares constituting less than one unit on any stock exchange. Any shareholder who will hold shares constituting less than one unit (less than 100 shares) of Sumitomo Rubber Industries’ shares may use the following systems concerning shares constituting less than one unit:

(1) System for purchasing shares of less than one unit (sale of less than 100 shares of common stock)

Under this system, pursuant to Article 192, Paragraph 1 of the Companies Act, shareholders who hold shares constituting less than one unit of Sumitomo Rubber Industries’ shares may request Sumitomo Rubber Industries to purchase such shares constituting less than one unit.

(2) Additional purchase system for shares of less than one unit (additional purchase to make the number of shares of common stock held a multiple of 100 shares)

Under this system, pursuant to Article 194, Paragraph 1 of the Companies Act and Article 9 of the Articles of Incorporation of Sumitomo Rubber Industries, shareholders who hold shares of less than one unit of Sumitomo Rubber Industries’ shares may demand Sumitomo Rubber Industries to sell such number of shares of Sumitomo Rubber Industries’ common stock which, together with the number of shares they hold, will constitute one share unit (100 shares).

(Note 4)    Handling of fractions of less than one share

With respect to the shareholders of Dunlop Sports who will be entitled to be delivered fractions of less than one share of common stock of Sumitomo Rubber Industries upon Merger (1), Sumitomo Rubber Industries will sell the number of shares of common stock of Sumitomo Rubber Industries corresponding to the aggregate of such fractions (any fraction of less than one share included in such aggregate being rounded down) and deliver the proceeds of such sale to such shareholders in proportion to the fractions attributed to each shareholder, in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

(3)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of Dunlop Sports upon Merger (1)

Dunlop Sports has issued neither stock acquisition rights nor bonds with stock acquisition rights.

2.	Basis for Details of Allotment in Merger (1)

(1)	Basis and Reasons for Details of Allotment

In order to ensure fairness in relation to the merger ratio under Merger (1), Sumitomo Rubber Industries and Dunlop Sports decided that each of them should separately and respectively request an independent third-party valuation institution to perform calculation of the merger ratio, and Sumitomo Rubber Industries retained Daiwa Securities Co. Ltd. (“Daiwa Securities”), while Dunlop Sports retained PwC Advisory LLC (“PwC”) respectively as a third-party valuation institution.

Sumitomo Rubber Industries and Dunlop Sports have sincerely conducted consultations and discussions between the Companies, considering the valuation reports on the merger ratio respectively submitted by the said third-party valuation institutions and the advice thereof, as well as respectively taking into account the applicable financial conditions, business results, and share price movements, etc. of the Companies.

As set forth in (4) “Measures for Ensuring Fairness” below, as a result of careful discussion and consideration based on the valuation report concerning the merger ratio received on August 28, 2017 from Daiwa Securities, the third-party valuation institution of Sumitomo Rubber Industries, as well as the advice, etc., received from TMI Associates, Sumitomo Rubber Industries reached the conclusion that the merger ratio was appropriate and did not impair the benefit of the shareholders, and therefore concluded that it would be appropriate to implement Merger (1) at the said merger ratio. Meanwhile, Dunlop Sports, as set forth in (4) “Measures for Ensuring Fairness” below, conducted careful discussion and consideration based on the valuation report concerning the merger ratio received on August 28, 2017 from PwC, the third-party valuation institution thereof, the advice received from their legal counsel, Mr. Osamu Ohkawa, attorney-at-law, and the written report received on August 28, 2017, from the Third-Party Committee (for detailed information, please refer to (5) “Measures for Avoiding Conflict of Interest” below) comprised of the members having no interest with the controlling shareholder, Sumitomo Rubber Industries. Consequently, as set forth in (2) (ii) “Summary of Calculation” below, according to the valuation report concerning the merger ratio received from PwC, the merger ratio is at the appropriate level, as it falls in the scope of the valuation range based on discounted cash flow analysis (“DCF Analysis”), and is above the upper limit of the valuation range based on the Average Market Price Analysis, therefore, Dunlop Sports reached the conclusion that the merger ratio did not impair the benefit of the shareholders, and that it would therefore be appropriate to implement Merger (1) at the said merger ratio.

In addition, in the case of a material change in the various conditions on which the calculation is based, the merger ratio may be subject to change upon consultation between the Companies.

(2)	Matters concerning Calculation

(i)	Names of Valuation Institutions and Relationship thereof with the Parties Involved

Both Daiwa Securities and PwC are valuation institutions which are independent from Sumitomo Rubber Industries and Dunlop Sports. Neither Daiwa Securities nor PwC is a related party of Sumitomo Rubber Industries or Dunlop Sports, nor do they have any material interest to be noted in connection with Merger (1).

(ii)	Summary of Calculation

As shares of the Companies are listed on a stock exchange and a market share price is available, Daiwa Securities adopted market price analysis (“Market Price Analysis”), as well as DCF Analysis in order to reflect future business operations in their valuation.

The following shows the calculation results for the merger ratio under each analysis method when the stock value for one (1) share of common stock of Sumitomo Rubber Industries is one (1).

Adopted analysis method	Calculation results for the merger ratio
Market Price Analysis	0.57 - 0.70
DCF Analysis	0.45 - 0.88

Under the Market Price Analysis, with August 25, 2017 being the record date for calculation, Daiwa Securities adopted the closing prices of the Companies on the TSE on the record date for calculation, the simple average closing prices for the one-month, three-month and six-month periods prior to the record date for calculation, and the simple average closing price for the period from August 9, 2017 (i.e. the following business day of August 8, 2017 when Sumitomo Rubber Industries made public the “Announcement concerning the Difference between the Consolidated Performance Forecast and the Actual Results for the Period of Cumulative Second Quarter of the Year Ending in December, 2017 and Amendment to the Full-Year Consolidated Performance Forecast”) to the record date for calculation.

Under the DCF Analysis, Daiwa Securities calculated the corporate value and stock value of Sumitomo Rubber Industries and Dunlop Sports by using certain discount rates to discount the free cash flows which are expected to be generated by Sumitomo Rubber Industries and Dunlop Sports in the future to current value based on the business plans presented by Sumitomo Rubber Industries and Dunlop Sports for the period from the year ending in December 2017 to the year ending in December 2020.

In addition, in the business plans which serve as a basis for the calculation under the DCF Analysis, no substantial earnings increase or decrease is expected during any business year. The implementation of the Share Transfer will only have a minor impact on the calculation for the merger ratio, and the above-mentioned business plans were not prepared based on the assumption that Merger (1) and the Share Transfer will be implemented.

Moreover, Sumitomo Rubber Industries has not obtained opinions concerning the fairness of the merger ratio of the common stock (fairness opinion) from Daiwa Securities.

On the other hand, as shares of Sumitomo Rubber Industries and Dunlop Sports are listed on a stock exchange and a market share price is available, PwC adopted average market price analysis (“Average Market Price Analysis”), as well as the DCF Analysis in order to reflect future business operations of the Companies in their valuation.

The following shows the calculation results for the merger ratio under each analysis method when the stock value for one (1) share of common stock of Sumitomo Rubber Industries is one (1).

Adopted analysis method	Calculation results for the merger ratio
Average Market Price Analysis	0.570 - 0.695
DCF Analysis	0.755 - 0.809

Under the Average Market Price Analysis, with August 25, 2017 being the record date for calculation, PwC adopted the closing prices of the Companies’ shares on the First Section of the TSE on the record date for calculation, as well as the simple average prices and volume weighted average prices of the closing prices on the transaction dates during the one-month, three-month and six-month periods prior to the record date for calculation. Further, PwC adopted the simple average closing price and the volume weighted average price for the period from August 9, 2017 (i.e. the business day following August 8, 2017 when Sumitomo Rubber Industries made public its “Announcement concerning the Difference between the Consolidated Performance Forecast and the Actual Results for the Period of Cumulative Second Quarter of the Year ending in December, 2017 and Amendment to the Full-Year Consolidated Performance Forecast”) and up to the record date for calculation.

Under the DCF Analysis, regarding Sumitomo Rubber Industries, PwC calculated the corporate value of Sumitomo Rubber Industries by using certain discount rates to discount the free cash flows which are expected to be generated by Sumitomo Rubber Industries to current value based on the business plans presented by Sumitomo Rubber Industries for the period from the year ending in December 2017 to the year ending in December 2020. PwC used discount rates ranging from 5.62% to 6.62%, and adopted permanent growth rate analysis for the calculation of going-concern value based on a permanent growth rate of 0%.

With respect to Dunlop Sports, PwC calculated the corporate value of Dunlop Sports by using certain discount rates to discount the free cash flows which are expected to be generated by Dunlop Sports in the future to current value based on the business plan presented by Dunlop Sports for the period from the year ending in December 2017 to the year ending in December 2020. PwC used discount rates ranging from 5.68% to 6.68%, and adopted permanent growth rate analysis for the calculation of going-concern value based on a permanent growth rate of 0%.

In calculating the merger ratio, PwC adopted all relevant information received from the Companies as is, in principle, and all relevant publicly available information as is, assuming that all of such materials and information, etc. were accurate and complete and that there was no fact that might have a material impact on the calculation of the merger ratio, which has not been disclosed to PwC, etc. and PwC has not independently verified the accuracy and completeness thereof. In addition, PwC has not independently valued or assessed the assets or liabilities (including off-the-book assets and liabilities and other contingent liabilities) of the Companies and their respective related companies and has not requested a third-party body for the said valuation, estimate or assessment. Furthermore, PwC assumed that the financial outlooks provided by the Companies (including business plans and other information) were prepared by the management of the Companies based on the best forecasts and judgment that could be obtained from the Companies at this time. Furthermore, in the business plans of the Companies which serve as basis for the calculation under DCF Analysis, no substantial earnings increase or decrease is expected during any business year. The above-mentioned financial outlooks of the Companies were not prepared based on the assumption that Merger (1) will be implemented. In addition, the implementation of the Share Transfer will only have a minor impact on the calculation of the merger ratio, and the above-mentioned financial outlooks were not prepared based on the assumption that the Share Transfer will be implemented. The calculation results by PwC reflected the information and economic conditions prior to August 25, 2017.

Moreover, Dunlop Sports has not obtained opinions concerning the fairness of the merger ratio of the common stock (fairness opinion) from PwC.

(3)	Prospects and Reasons for Delisting

As a result of Merger (1), the shares of common stock of Dunlop Sports are scheduled to be delisted as of December 27, 2017 (the last trading date will be December 26, 2017) in accordance with the delisting criteria of the TSE. After the delisting, although it will be impossible to trade shares of common stock of Dunlop Sports on the TSE, shares of common stock of Sumitomo Rubber Industries will be allotted to each shareholder of Dunlop Sports (excluding, however, Sumitomo Rubber Industries and Dunlop Sports and the shareholders who have exercised the rights of dissenting shareholders to demand the purchase of shares as set forth in Article 785, Paragraph 1 of the Companies Act with respect to Merger (1)) pursuant to the Merger Agreement (1), as stated in III. 1. (2) “Details of Allotment in Merger (1)” above.

The purpose of Merger (1) is as set forth in I. “Purpose of the Integration,” and as a result, the shares of common stock of Dunlop Sports are scheduled to be delisted. It is believed that the liquidity of shares will be secured, since, even after the delisting of the shares of common stock of Dunlop Sports, the shares of common stock of Sumitomo Rubber Industries to be delivered as consideration for Merger (1) will remain listed on the TSE, although certain shareholders may receive an allotment of shares constituting less than one unit depending on the number of shares currently held for the shares of common stock of Sumitomo Rubber Industries, the shares more than one unit will remain tradable on a stock exchange.

Although it will be impossible for the shareholders who will hold shares constituting less than one unit of Sumitomo Rubber Industries as a result of Merger (1) to sell the same on the TSE, each such shareholder may, as such shareholder wishes, use the system for demanding the purchase of such shares and/or the sale of additional shares. For details of the treatment of the foregoing, please refer to (Note 3) in III. 1. (2) “Details of Allotment in Merger (1)” above.

Further, for details of the treatment of fractions in the case where any fraction of less than one share is included, please refer to (Note 4) in III. 1. (2) “Details of Allotment in Merger (1)” above.

In addition, each shareholder of Dunlop Sports is permitted to not only exercise appropriate rights as stipulated in the Companies Act or other related laws and regulations but also to continue to trade the shares of common stock of Dunlop Sports held by such shareholder on the TSE, until December 26, 2017 (the last trading date (scheduled)).

(4)	Measures for Ensuring Fairness

Since Sumitomo Rubber Industries already holds 60.38% of Dunlop Sports’ total number of issued shares, and Dunlop Sports is a consolidated subsidiary of Sumitomo Rubber Industries, Merger (1) constitutes a transaction with a controlling shareholder for Dunlop Sports, and Sumitomo Rubber Industries and Dunlop Sports have determined that fairness should be ensured in Merger (1) and have taken the following measures therefore.

(i)	Obtaining a valuation report from an independent third-party institution

Sumitomo Rubber Industries requested Daiwa Securities to calculate the merger ratio of shares of common stock, and Dunlop Sports requested the same from PwC, each respectively as an independent third-party valuation institution, and Sumitomo Rubber Industries and Dunlop Sports have sincerely conducted consultations and discussions between the Companies, taking into account the applicable financial conditions, business results and share price movements, etc. of the Companies. As a result, the Companies have reached the conclusion that the merger ratio stated in III. 1. (2) “Details of Allotment in Merger (1)” above is appropriate and contributes to the benefit of the respective shareholders of the Companies. For the summary of each valuation report of Daiwa Securities and PwC, please refer to III. 2. (2) “Matters concerning Calculation” above.

Moreover, neither Sumitomo Rubber Industries nor Dunlop Sports has obtained opinions concerning the fairness of the merger ratio of the common stock (fairness opinion) from either third-party valuation institution.

(ii)	Advice from independent law firm

As legal advisors with regard to Merger (1), Sumitomo Rubber Industries has appointed TMI Associates and Dunlop Sports has appointed their legal counsel, Mr. Osamu Ohkawa, attorney-at-law, and they have respectively obtained advice from a legal perspective on the various procedures involved in Merger (1) and the decision-making methods and processes of the board of directors. In addition, TMI Associates is independent from Sumitomo Rubber Industries and Dunlop Sports and has no material interests therewith, and Mr. Osamu Ohkawa, attorney-at-law, while being legal counsel of Dunlop Sports, is independent from Sumitomo Rubber Industries and has no material interests therewith.

(5)	Measures for Avoiding Conflict of Interest

Since Merger (1) is a merger of Sumitomo Rubber Industries, a parent company of Dunlop Sports, and Dunlop Sports, a subsidiary of Sumitomo Rubber Industries, there is a conflict of interest present. Therefore, Dunlop Sports has taken the following measures as measures to avoid any conflict of interest.

(i)	Obtaining a written report from the Third-Party Committee having no interest

In order to avoid a situation where Merger (1) is implemented under unfavorable conditions for Dunlop Sports’ minority shareholders, Dunlop Sports established, on May 25, 2017, a third-party committee consisting of three (3) members including Mr. Toshiaki Yamaguchi (attorney-at-law, representative of Toshiaki Yamaguchi Law Office), Mr. Toshiaki Mori (Certified Public Accountant, Licensed Tax Accountant, Partner at BE1 Accounting Office), and Mr. Norihiro Shimizu (Independent Outside Director of Dunlop Sports), each external expert having no interests in Sumitomo Rubber Industries, which is the controlling shareholder of Dunlop Sports (the “Third-Party Committee”). In giving consideration to Merger (1), Dunlop Sports requested the opinions of the Third-Party Committee as to (i) the reasonableness of the purpose of Merger (1) (including whether Merger (1) would contribute to the improvement of Dunlop Sports’ corporate (business) value), (ii) the fairness of the procedures in the negotiation process regarding Merger (1), (iii) the appropriateness of the consideration delivered to the minority shareholders of Dunlop Sports as a result of Merger (1), and (iv) whether or not Merger (1) is disadvantageous to Dunlop Sports’ minority shareholders based on (i) through (iii) above and other matters.

The Third-Party Committee held meetings six (6) times in total during the period between June 22, 2017 and August 23, 2017, and gave careful consideration to the above matters for deliberation by collecting information and having discussions whenever necessary. For the purpose of such consideration, the Third-Party Committee received explanations from the officers, etc. of Dunlop Sports through interviews therewith, on the background that led to Merger (1), the meaning and purpose of Merger (1), the status of Dunlop Sports, the synergies that will occur as a result of Merger (1), the negotiation process for Merger (1), and other matters relating to Merger (1), and also had question-and-answer sessions relating to these points and reviewed the relevant documents, etc. provided by Sumitomo Rubber Industries and Dunlop Sports.

In addition, the Third-Party Committee also received explanations from PwC, which acts as a third-party valuation institution for Dunlop Sports, on the valuation of the merger ratio of Merger (1), and from Mr. Osamu Ohkawa, attorney-at-law, who acts as Dunlop Sports’ legal advisor, on the contents of measures taken to secure the fairness of Merger (1) from the perspective of the decision-making procedures, methods and processes of Dunlop Sports’ board of directors and other measures taken to avoid any conflict of interest. As a result of careful discussion and consideration of the above matters conducted in aforementioned manner, the Third-Party Committee submitted a written report to Dunlop Sports’ board of directors on August 28, 2017 stating that the resolution of Dunlop Sports’ board of directors to approve Merger (1) is not considered disadvantageous to the minority shareholders of Dunlop Sports.

(ii)	Approval from all directors and opinion of no objection from all auditors, excluding directors and auditors who have interests

The proposal regarding Merger (1) at the meeting of the board of directors of Dunlop Sports held today (the “Board of Directors Meeting”) was approved and adopted by the unanimous resolution of six (6) directors of Dunlop Sports, and, among the four (4) auditors of Dunlop Sports, all three (3) thereof, except for Mr. Yasuyuki Sasaki, stated their opinion of no objection with respect to the implementation of Merger (1).

Among the auditors of Dunlop Sports, Mr. Yasuyuki Sasaki concurrently serves as a full-time corporate auditor of Sumitomo Rubber Industries; thus, in order to eliminate the risk of any doubt arising as to conflict of interest, Mr. Yasuyuki Sasaki did not take part in the discussion related to Merger (1) at the Board of Directors Meeting and stated no opinion.

(iii)	Advice from independent law firm

Dunlop Sports has received legal advice from Mr. Osamu Ohkawa, attorney-at-law, who is Dunlop Sports’ legal advisor, on the method of making the resolution by Dunlop Sports’ board of directors meeting, the establishment and operation of the Third-Party Committee, and other measures to avoid conflict of interest, as described in (i) and (ii) above.

3.	Outline of the Parties Involved in Merger (1) (As of June 30, 2017)

		Company Surviving the Absorption-Type Merger		Company Absorbed in the Absorption-Type Merger
(1)	Company Name	Sumitomo Rubber Industries, Ltd.		Dunlop Sports Co. Ltd.

(2)	Head Office	3-6-9 Wakinohama-cho, Chuo-ku, Kobe-shi, Hyogo, Japan		3-6-9 Wakinohama-cho, Chuo-ku, Kobe-shi, Hyogo, Japan

(3)	Name and Title of Representative	Ikuji Ikeda, President and CEO		Kazuo Kinameri, President and Representative Director

(4)	Principal Business	Manufacturing and sale of tires, etc.		Manufacturing and sale of golf products, tennis products, etc.

(5)	Capital	42,658 million yen		9,207 million yen

(6)	Date of Establishment	March 6, 1917		July 1, 2003

(7)	Number of Issued Shares	263,043,057 shares		29,000,000 shares

(8)	End of Fiscal Year	December 31		December 31

(9)	Number of Employees	(Consolidated) 36,299		(Consolidated) 2,004

(10)	Major Business Partners	Domestic and overseas companies		Domestic and overseas companies

(11)	Major Financing Banks	Sumitomo Mitsui Banking Corporation; The Bank of Tokyo-Mitsubishi UFJ, Ltd.; Sumitomo Mitsui Trust Bank, Limited; Mizuho Bank, Ltd.; Development Bank of Japan Inc.; and The Norinchukin Bank		Sumitomo Mitsui Banking Corporation

(12)	Major Shareholders and Shareholding Ratio	Sumitomo Electric Industries, Ltd.	28.68%	Sumitomo Rubber Industries, Ltd.	60.38%
		JP Morgan Chase Bank 385632	5.45%	Togo Sangyo Co., Ltd.	2.78%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	2.88%	Japan Trustee Services Bank, Ltd. (Trust Account)	1.88%
		Japan Trustee Services Bank, Ltd. (Trust Account)	2.54%	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.34%
		Sumitomo Mitsui Banking Corporation	1.98%	MLI for Client General Omni Non-Collateral Non-Treaty-PB	0.98%
(13)	Relationship Between the Parties

	Capital Relationship	Sumitomo Rubber Industries is the parent company of Dunlop Sports and holds 17,509,600 shares of Dunlop Sports, which correspond to 60.38% of the total number of issued shares thereof (29,000,000 shares) as of June 30, 2017.

	Personnel Relationship	One of the full-time corporate auditors of Sumitomo Rubber Industries concurrently serves as a corporate auditor of Dunlop Sports.

	Transactional Relationship	Dunlop Sports has transactions with Sumitomo Rubber Industries, including leasing of real estate and entrustment of administrative work.

	Status as a Related Party	Sumitomo Rubber Industries is the parent company of Dunlop Sports; therefore, Sumitomo Rubber Industries and Dunlop Sports are related parties to each other.

(14)	Financial Conditions and Operational Results for the Last Three (3) Years

	Sumitomo Rubber Industries (Consolidated)			Dunlop Sports (Consolidated)
Accounting Period	Fiscal Year Ending in December 2014	Fiscal Year Ending in December 2015	Fiscal Year Ending in December 2016	Fiscal Year Ending in December 2014	Fiscal Year Ending in December 2015	Fiscal Year Ending in December 2016
Total Equity (Net Assets)	446,960	451,837	459,541	39,096	33,596	34,922
Total Assets	973,587	932,432	897,634	65,242	59,823	55,600
Equity per Share Attributable to Owners of Parent Company (Amount of Net Assets per Share) (Yen)	1,575.82	1,609.83	1,636.63	1,308.64	1,116.84	1,161.26
Sales Revenue (Net Sales)	837,647	798,483	756,696	70,898	78,264	73,299
Operating Profit (Operating Income)	86,251	89,173	73,284	2,090	2,235	4,012
Ordinary Profit (Ordinary Income)	87,968			3,059
Profit Attributable to Owners of Parent Company (Net Income Attributable to Shareholders of Parent Company)	53,206	71,976	41,364	1,081	1,224	1,876
Basic Earnings per Share (Net Income per Share) (Yen)	202.82	274.38	157.69	37.29	42.22	64.70
Dividends per Share (Yen)	50.00	55.00	55.00	30	10	40

(Note 1)	The IFRS (International Financial Reporting Standards) are applied for the Fiscal Year Ending in December 2015 and the Fiscal Year Ending in December 2016, and the Japanese standards are applied for the Fiscal Year Ending in December 2014. As for the items for which the terms differ from the IFRS to the Japanese standards, the terms for the Japanese standards are given in parentheses.

(Note 2)	The applicable unit is one million yen, excluding the figures for which the unit is specially given.

4.	Conditions after Merger (1)

Company Surviving the Absorption-Type Merger

(1)	Company Name	Sumitomo Rubber Industries, Ltd.

(2)	Head Office	3-6-9 Wakinohama-cho, Chuo-ku, Kobe-shi, Hyogo, Japan

(3)	Name and Title of Representative	Ikuji Ikeda, President and CEO

(4)	Principal Business	Manufacturing and sale of tires and sporting goods, etc.

(5)	Capital	42,658 million yen

(6)	End of Fiscal Year	December 31

(7)	Net Assets	Not fixed at this point.

(8)	Total Assets	Not fixed at this point.

5.	Outline of Accounting Procedures

Merger (1) is expected to constitute a common control transaction under the Accounting Standards for Business Combinations.

IV.	Merger (2)

1.	Summary of Merger (2)

(1)	Method of Merger (2)

Merger (2) is an absorption-type merger under which Sumitomo Rubber Industries is designated as the company surviving the absorption-type merger and DICL is designated as the company absorbed in the absorption-type merger. Merger (2) is scheduled to be implemented subject to the condition precedent that the Share Transfer is conducted and Merger (1) takes effect, and, effective as of the same date as the Effective Date; (i) as for Sumitomo Rubber Industries, Merger (2) is a simplified merger (kan-i gappei) as set forth in Article 796, Paragraph 2 of the Companies Act, without the need to obtain approval by way of a resolution at a general meeting of shareholders, and (ii) as for DICL, Sumitomo Rubber Industries will hold all the shares of DICL as a result of the Share Transfer, and Merger (2) is scheduled to be a short form merger (ryakushiki gappei) as set forth in Article 784, Paragraph 1 of the Companies Act, and therefore without the need to obtain approval by way of a resolution at a general meeting of shareholders.

(2)	Details of Allotment in Merger (2)

Since Merger (2) will be implemented subject to the condition precedent that the Share Transfer is conducted and Merger (1) takes effect, Merger (2) will be implemented on the premise that DICL has already become a wholly-owned subsidiary of Sumitomo Rubber Industries at the time immediately before Merger (2) takes effect. Thus, at the time of Merger (2), DICL will have become Sumitomo Rubber Industries’ wholly-owned subsidiary; therefore, Sumitomo Rubber Industries will not allot any shares and other monies, etc. in the Merger.

(3)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Execution of Merger (2)

DICL has issued neither stock acquisition rights nor bonds with stock acquisition rights.

2.	Overview of the Parties Involved in Merger (2)

(Company Surviving the Absorption-Type Merger)

As is set forth in III. 3.“Overview of the Parties to Merger (1)” above.

(Company Absorbed in the Absorption-Type Merger) (As of June 30, 2017)

(1)	Company Name	Dunlop International Company Limited

(2)	Head Office	3-6-9 Wakinohama-cho, Chuo-ku, Kobe-shi, Hyogo, Japan

(3)	Name and Title of Representative	Hidekazu Nishiguchi, President and Representative Director

(4)	Principal Business	Management of DUNLOP trademark rights, as well as sporting goods business and licensing business of “DUNLOP” brand

(5)	Capital	3,000,000,000 yen

(6)	Date of Establishment	February 1, 2017

(7)	Number of Issued Shares	120,000 shares

(8)	End of Fiscal Year	December 31

(9)	Major Shareholders and Shareholding Ratio	Sumitomo Rubber Industries 66.7%, Dunlop Sports 33.3%

(10)	Relationship Between the Parties
Capital Relationship

Sumitomo Rubber Industries is the parent company of DICL, and Sumitomo Rubber Industries owns 80,000 shares of DICL, which is 66.7% of the total number of issued shares thereof (120,000 shares) as of June 30, 2017, and will acquire all the shares of DICL as of December 28, 2017.

	Status as a Related Party	Sumitomo Rubber Industries is the parent company of DICL; therefore, Sumitomo Rubber Industries and DICL are related parties to each other.

(11)	Financial Conditions and Operational Results for the Immediately Preceding Business Year
Accounting Period
	Net Assets	—
	Total Assets	—
	Net Assets per Share (Yen)	—
	Net Sales	—
	Operating Income	—
	Ordinary Income	—
	Net Income Attributable to Shareholders of Parent Company	—
	Net Income per Share (Yen)	—
	Dividends per Share (Yen)	—

(Note 1)	DICL was established on February 1, 2017 and no financial figures thereof for the immediately preceding business year are available. The net sales in the fiscal year ending in April 2016 of the business transferred from SDI were approximately 6,200 million yen (at the exchange rate of one (1) British Pound to 145 Japanese Yen).

(Note 2)	The applicable unit is one million yen, excluding the figures for which the unit is specially given.

3.	Conditions after Merger (2)

Company Surviving the Absorption-Type Merger
(1)	Company Name	Sumitomo Rubber Industries, Ltd.

(2)	Head Office	3-6-9 Wakinohama-cho, Chuo-ku, Kobe-shi, Hyogo, Japan

(3)	Name and Title of Representative	Ikuji Ikeda, President and CEO

(4)	Principal Business	Manufacturing and sale of tires and sporting goods, etc.

(5)	Capital	42,658 million yen

(6)	End of Fiscal Year	December 31

4.	Outline of Accounting Procedures

Merger (2) is expected to constitute a common control transaction under the Accounting Standards for Business Combinations.

V.	Future Prospects

The Integration will only have a minor impact on the consolidated performance of Sumitomo Rubber Industries. Timely disclosure will be implemented if an event to be disclosed arises in the future.

VI.	Matters relating to transactions with controlling shareholders

1. Whether the transaction is a transaction with controlling shareholders and compliance with guidelines concerning measures to protect minority shareholders

Merger (1) constitutes a transaction with a controlling shareholder for Dunlop Sports as it is a merger of Sumitomo Rubber Industries, which is a parent company, and Dunlop Sports, which is a subsidiary.

As described in III.2.(4) “Measures for Ensuring Fairness” and III.2.(5) “Measures for Avoiding Conflict of Interest” above, Dunlop Sports will determine the consideration for Merger (1) and complete Merger (1) after securing the fairness thereof and taking measures to avoid conflicts of interest with respect to Merger (1). Accordingly, Dunlop Sports believes that Merger (1) complies with the purport of Dunlop Sports’ “Guidelines concerning Measures to Protect Minority Shareholders in Transactions with Controlling Shareholders” as described in the Corporate Governance Report disclosed on March 27, 2017.

The details of the said Guidelines of Dunlop Sports are as follows:

Dunlop Sports’ Guidelines concerning Measures to Protect Minority Shareholders in Transactions with Controlling Shareholders

With respect to transactions with its parent company group, Dunlop Sports performs separate comparison and gives consideration to the need and appropriateness of the conditions of such transactions, including transactions with third parties.

2. Matters relating to measures to secure fairness and avoid conflicts of interest

As described in IV. 1.“Whether the transaction is a transaction with controlling shareholders and compliance with guidelines concerning measures to protect minority shareholders” above, Dunlop Sports has determined that it is necessary to take measures to secure fairness and avoid conflict of interest as Merger (1) constitutes a transaction with a controlling shareholder for Dunlop Sports, and Dunlop Sports’ board of directors has given careful discussion and consideration to Merger (1). Furthermore, Dunlop Sports has made determinations after securing fairness and avoiding any conflict of interest by taking the measures described in III.2.(4) “Measures for Ensuring Fairness” and III.2.(5) “Measures for Avoiding Conflict of Interest” above.

3. Outline of opinion stating that the relevant transaction is not disadvantageous for minority shareholders, which is obtained from a person having no interest with the controlling shareholder

As described in III.2.(5) “Measures for Avoiding Conflict of Interest (i) “Obtaining a written report from the Third-Party Committee having no interest” above, Dunlop Sports established the Third-Party Committee in order to avoid Merger (1) from taking place under unfavorable conditions for Dunlop Sports’ minority shareholders. In giving consideration to Merger (1), Dunlop Sports requested the opinions of the Third-Party Committee as to (i) the reasonableness of the purpose of Merger (1) (including whether Merger (1) would contribute to the improvement of Dunlop Sports’ corporate value), (ii) the fairness of the procedures in the negotiation process regarding Merger (1), (iii) the appropriateness of the consideration delivered to the minority shareholders of Dunlop Sports as a result of Merger (1), and (iv) whether or not Merger (1) is disadvantageous to Dunlop Sports’ minority shareholders based on (i) through (iii) above and other matters.

Consequently, Dunlop Sports has obtained a written report from the Third-Party Committee dated August 28, 2017, stating that: with respect to (i) above, since Dunlop Sports will see an increase in business efficiency and reform of business structure under Sumitomo Rubber Group as a whole after the realization of Merger (1) and this is expected to lead to the improvement of business value in the long term, Merger (1), which utilizes an absorption-type merger, will contribute to the improvement of Dunlop Sports’ corporate value, and the purpose of Merger (1) is therefore reasonable; with respect to (ii) above, the merger ratio has been calculated based on the results of valuations made by valuation institutions which are independent from the Companies’ groups, and based on the result of due diligence, etc. as well as based upon exhaustive negotiations and discussions by comprehensively taking into account factors such as the Companies’ financial conditions, asset status and future prospects, etc., and although the minority shareholders of Dunlop Sports will be excluded, in order to protect the interests of minority shareholders, measures for ensuring fairness and measures for avoiding any conflict of interest have been taken, and consideration has been given to the interests of the minority shareholders; with respect to (iii) above, in the light of the aforementioned calculation methods and processes, the fairness of the conditions for Merger (1) has been secured and furthermore the merger ratio and the decision on the premium are also appropriate; and with respect to (iv) above, the fairness of the merger conditions for Merger (1) has been secured and is not disadvantageous to the minority shareholders of Dunlop Sports in light of (i) through (iii) above.

END

(Reference)	Consolidated Business Forecast for the Accounting Period and Consolidated Operational Results for the Preceding Accounting Period

Sumitomo Rubber Industries (Consolidated Business Forecast for the Accounting Period as publicized on August 8, 2017)

			(Unit: million yen)
	Sales Revenue	Operating Profit	Profit Attributable to Owners of the Parent
Business Forecast for the Accounting Period (Fiscal Year Ending in December 2017)	860,000	63,000	41,000

Operational Results for the Preceding Accounting Period (Fiscal Year Ending in December 2016)	756,696	73,284	41,364

Dunlop Sports (Consolidated Business Forecast for the Accounting Period as publicized on August 2, 2017)

			(Unit: million yen)
	Sales Revenue	Operating Profit	Profit Attributable to Owners of the Parent
Business Forecast for the Accounting Period (Fiscal Year Ending in December 2017)	76,500	3,500	2,200

Operational Results for the Preceding Accounting Period (Fiscal Year Ending in December 2016)	73,299	4,012	1,876